September 1, 2010

Mary Cole

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ladenburg Thalmann Alternative Strategies Fund

File Nos. 333-168158; 811-22440

Dear Ms. Cole:

On July15, 2010, Ladenburg Thalmann Alternative Strategies Fund (the "Registrant" or "Fund") filed its registration statement under the Securities Act of 1933 on Form N-2.  You provided written comments by letter dated August 11, 2010, with respect to the registration statement.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

Prospectus Comments

1.

Cover—Please add a statement describing the tendency of closed-end fund shares to trade at a discount from net asset value and the risk of loss created for investors purchasing shares in the initial public offering.  See Item 1. i. of Form N-2.

Response.  Shares of the Registrant do not trade on a public exchange.  Rather, the Registrant is an interval fund that provides an opportunity for shareholders to redeem shares on a quarterly basis at net asset value.  Consequently, the Registrant's shares will not trade at a discount to net asset value and there is not a risk to investors purchasing in the initial public offering that the market price of their shares will be less than the share's net asset value.  The Registrant notes that the prospectus cover page discloses that the Fund has no history of trading and that shares will not be listed on a public exchange.  The Registrant believes that any reference to trading at a discount would tend to confuse and mislead investors because shares will not trade in the secondary market.

2.

Prospectus Summary—Explain in your response whether the Fund is a "fund of hedge funds."  If it is, disclose any suitability requirements and how they will be enforced.  In addition, disclose whether the Fund will be exchange traded and the percentage of the investment funds that will be unregistered.

Response.  The Fund is not a fund of hedge funds.  Nevertheless, investor suitability is discussed on page 7.  The Fund will not be exchange-traded as disclosed on page one of the Prospectus.  The percentage of the Fund's assets that will be invested in unregistered investment funds was not known at the time of filing the registration statement and will depend on market conditions and the adviser's execution of its investment strategy.  The prospectus discloses that the Fund will invest primarily in public and privately traded investment funds (see response below to comment 4 (a)).  The Registrant believes that any attempt to further quantify the percentage of the Fund's assets that will be invested in unregistered investment funds would be speculative.

3.

Prospectus Summary—With respect to the subsidiary, please provide representations that address the following requirements:

a) Will the Fund look through to the subsidiary regarding diversification, leverage and concentration?

Response.  Yes. The Registrant will expand the Prospectus Summary to so state.

b) Will the Registrant consolidate the financial statements of the subsidiary and the Fund?

Response.  Yes. The Registrant will expand the Prospectus Summary to so state.

c) Will the advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund's Board of Trustees?

Response.  Yes. The Registrant notes, however, that the approval will be in the form of a ratification of the advisory contract between the Fund's wholly-owned subsidiary and its adviser, which is also the adviser to the Fund.

d) Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

Response.  Yes, the subsidiary will comply with both sections of the 1940 Act.

e) Will the subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

Response.  Yes.  The Registrant will provide such an undertaking in Part C of the registration statement.

f) Will the subsidiary comply with Section 17f with respect to the custodial relationships?

Response.  Yes.  The subsidiary will maintain custody of its securities at the same custodian used by the Fund.

4.

Prospectus Summary—Investment Objective and Policies—

a) Disclose the percentage of Fund assets that are expected to be invested in private and publicly traded alternative investment funds.

Response.  The Registrant anticipates investing "primarily" (more than 50% of its total assets) in private and publicly traded alternative investment funds and real estate investment trusts ("REITs").  However, among this group of investment types, the Registrant believes any attempt to quantify percentages would be speculative.  Nonetheless, the Registrant believes that a normal construction of "primarily" and "principally" (see Item 8(2)(b)(1) with respect to principally) when taken together and when read in the context of the registration statement would lead to the conclusion that private and publicly traded alternative investment funds, as a group and under normal market conditions, will constitute over 50% of the Registrant's assets.  Prospectus disclosures have been changed to make clearer that the Fund invests primarily in investment funds.

b) Disclose the types of securities other than alternative investment funds in which the Fund is expected to invest.

Response.  The prospectus discloses that in addition to alternative investment funds, the Registrant also will invest in REITs, and for temporary defensive purposes, cash and cash equivalents.

c) The disclosure states that the Fund invests "without restriction as to issuer capitalization."  In your response, explain the relevance of "issuer capitalization" when the Fund primarily invests through pooled vehicles. If this disclosure means that the Fund may invest in pooled investment funds that focus their investments in small and medium capitalization companies, please so specify. If the Fund also may invest directly in small and medium capitalization companies, please so specify.

Response.  The Registrant may invest directly and indirectly in small and medium capitalization companies.  The Registrant invests directly by investing in REITs, but will also invest indirectly through pooled vehicles.  The Registrant will add an explanatory sentence prior to each risk disclosure section stating that the risks apply to direct as well as indirect investments.

d) The disclosure states that the Fund will invest up to 25 percent of its assets in the Subsidiary, which primarily invests in investment funds that invest in derivatives, including commodity and financial futures, commodity-linked notes and swap contracts.  In your response, please provide a representation that a majority of the Fund's assets will be invested, directly and indirectly, in "securities."

Response.  The Registrant represents that a majority of the Fund's assets will be invested, directly and indirectly, in "securities."

e) Disclose the percentage of the Fund's assets that are expected to be invested in foreign securities.

Response.  The Registrant does not intend to invest in foreign securities, but notes that some pooled vehicles in which it invests may make foreign investments.  Furthermore, the Registrant does not invest in pooled vehicles with the intent of gaining exposure to foreign securities.  Any attempt to quantify the percentage of the Fund's assets that may be indirectly invested in foreign securities would be speculative.  Although the Registrant does not believe that indirect foreign investing through pooled vehicles will constitute a principal investment strategy, the Statement of Additional Information does provide foreign investing disclosures in the event that an investment fund in which the Fund invests holds foreign securities.

f)  Disclose the policy of the Fund to invest in master limited partnerships and in the energy sector.

Response.  The Registrant believes that it has described its investment strategy with respect to master limited partnerships and the energy sector under sections entitled "Investment Funds" and also describes the risks associated with these investments under the section entitled "Master Limited Partnerships and Energy Sector Risks."

g)  The disclosure in the summary states that the Fund concentrates investments in the real estate industry. The disclosure in the summary under the heading "Investment Funds" states that the Fund is "sector focused" in energy, healthcare, utilities, industrials, financial services, consumer products or technology. Later in the prospectus under "Concentration Risk" the disclosure states that investments "will be concentrated in one or more industries within the energy sector." Please reconcile the disclosure.

Response.  The Registrant does not intend to concentrate in the energy sector.  The reference to "concentration" in the energy sector was made in error.  The Registrant intends to focus on energy sector investments, but will not concentrate in that sector.  Conforming edits will be made throughout the prospectus.

5.

Investment Funds—

a)  In your response explain whether a majority of the Fund's assets can be invested utilizing a "managed futures" strategy.

Response.  The Registrant has no present intention to invest a majority of Fund assets using a managed futures strategy. (Please see response to comment number 4 d)).

b)  Disclose that derivative instruments may be used for hedging and for speculation. See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

Response.  The Registrant will make additional disclosures to explain that instruments may be used for hedging, speculation or as substitutes for traditional securities.

c)  Set forth the principal derivatives strategies in which the Fund may engage. See Derivatives Letter.

Response.  The Registrant notes that extensive disclosure is already included that describes the principal derivative strategies employed by certain types of investment funds.  For example, the managed futures investment funds specifically describe the use of futures on commodities, financial instruments and currencies as the execution vehicle to generate returns from convergent and divergent trends in the prices of these underlying assets.  Additionally, derivative instruments investment funds specifically describe the use of long and short positions in exchange-traded futures and option contracts, forward contracts, swaps and other over the counter (OTC) derivatives tied to a wide variety of global markets for currencies, interest rates, stock market indices, energy resources, metals and agricultural products.  With respect to derivative instruments investment funds, the Registrant will make additional disclosures to explain that these instruments may be used for hedging and as substitutes for traditional securities.  The Registrant believes that attempts to further specify the derivative strategies employed by investment funds in which the Fund invests would be speculative.

6.

REITS—Disclose that the Fund may invest in foreign REITS.

Response.  Investing in foreign REITs is not a principal investment strategy of the Fund.  Consequently, disclosure regarding investments in foreign REITs is appropriately disclosed in the Statement of Additional Information.

7.

Summary of Risks—

a)  Derivatives Risk—Please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

Response.  The Registrant notes that extensive disclosure is already included that describes the types of derivatives and their risks.  Additionally, the Registrant will make additional disclosures explaining that there is a potential for CFTC regulation.  The Registrant does note the Statement of Additional Information contains the requested disclosures describing CFTC regulation.

b)  Please add disclosure reflecting the risk of the Fund's policy of investing in foreign securities.

Response.  The Registrant notes that investing in foreign securities is not a principal investment strategy and that it believes foreign investing is appropriately disclosed in the Statement of Additional Information.

c)  Management Risk—This section states that the Fund may invest in individual securities.  This is the first mention of this fact.  Please add appropriate disclosure to the investment strategies section of the summary.

Response.  The Registrant notes that investing in individual securities (REITs) is disclosed in various sections of the prospectus.

d)  Add a section describing the possibility that the Fund could experience two levels of incentive fee payments, at the master limited partnership level and at the investment fund level.

Response.  The Registrant is not aware of any master limited partnership-level incentive fees and will not invest in any master limited partnerships charging incentive fees.  Consequently, the Registrant does not believe there would be duplication of incentive fees at the master limited partnership-level and investment fund-level.  The Registrant notes that it believes the investment fund level fees and the potential for incentive fees is already well disclosed in various sections of the prospectus.

e)  Portfolio Turnover Risk—The disclosure states that the techniques and strategies utilized by the Fund may result in high portfolio turnover; in the same section the disclosure states that the portfolio turnover rate ordinarily will be between 25 % and 75%.  This does not appear to be a high portfolio turnover rate.  Please reconcile the two statements.

Response.  The Registrant will remove portfolio turnover risk disclosures.

f)  Add risk disclosure reflecting the Fund's policy of investing in mortgage-backed and asset-backed securities.

Response.  The Registrant will add mortgage-backed and asset-backed securities risk disclosures with respect to investment funds that may invest in mortgage-backed and asset-backed securities.  The Fund does not invest in mortgage-backed and asset-backed securities directly.

g)  Add risk disclosure reflecting the Fund's status as a non-diversified investment company.

Response.  The Registrant notes that it already discloses this risk with particular detail under "Issuer Risk."

8.

Summary of Fund Expenses—

a)  Add "Total Annual Expenses" as a line item under "Acquired Fund Fees and Expenses."

Response.  The Registrant will expand the fee table as requested.

b)  The last line item in the fee table should read "Total Annual Expenses (after fee waiver and/or reimbursement).

Response.  The Registrant will expand the fee table as requested.

c)

Footnote 2 of the fee table should read "Other Expenses, including costs and expenses associated with the Fund's formation and organization, are based on estimates for the current fiscal year."

Response.  The Registrant notes that the adviser bears the expenses associated with the Fund's formation and organization, therefore such an expanded disclosure would be inaccurate.

d)  In your response, please confirm that the expense limitation and reimbursement agreement will be in place for at least one year.

Response.  The Registrant confirms that the expense limitation and reimbursement agreement will be in place for at least one year.

9.

Use of Proceeds—Please disclose the length of time that is expected to elapse before the Fund is fully invested.

Response.  The Fund expects to be fully invested on an ongoing basis.  The prospectus discloses that it has no plans to hold shareholder funds in an escrow account until a certain amount of funds are raised.

10.

Investment Strategy and Criteria Used in Selecting Alternative Investments—Please translate this section into plain English.  For example, define the term "fulfillment products" and revise references to "products" and "investment philosophy" to clarify the meaning of the terminology. Also, the disclosure states that the adviser may rebalance its strategies "but will remain true to its fundamental analysis with respect to asset class risk over time."  Does this mean that the adviser never will adjust asset class allocations? This section appears to use terminology that is inconsistent with disclosure elsewhere in the prospectus.  For example, one section of the list of bullet points refers to the "acceptable level of risk for asset classes" then describes risks that are elsewhere referred to as sector risks.

Response.  In order to clarify the adviser's strategy and criteria used in selecting alternative investments, the Registrant will change "fulfillment products" and "products" to "investments."  However, the Registrant does not believe that it can modify the disclosures related to "investment philosophy" without diluting the import of such disclosures.  Additionally, the Registrant notes that "but will remain true to its fundamental analysis with respect to asset class risk over time" is a statement describing consistency of approach and does not imply that the adviser never will adjust asset class allocations.  In order to clarify the adviser's analysis of risk, the Registrant will change "asset classes" to "sectors" for greater consistency.

11.

Conflicts of Interest—In your response, please explain how affiliated accounts with different investment strategies could conflict with each other.

Response.  Even though accounts may have different investment strategies, they may use the same type of securities to execute that strategy, thus creating competition for scarce assets.

Statement of Additional Information Comments

12.

Fundamental Policies—The disclosure states that the Fund will concentrate its investments in the real estate industry.  This conflicts with prospectus disclosure that states that the Fund will be concentrated in one or more industries within the energy sector.

Response.  The Registrant notes that reference to "concentration" in the energy sector was made in error.  Please see response to comment number 4 (g).

13.

Affiliated Party Brokerage—Explain in your response why this section is bracketed.

Response.  The brackets were placed pending resolution and confirmation of the accuracy of this disclosure with the adviser.  The brackets will be removed.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to deleted authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser